Mail Stop 3561
      April 26, 2006

Via Fax and U.S. Mail

Richard J. Hendrix
President and Chief Operating Officer
First NLC Securitization, Inc.
1001 Nineteenth Street North
Arlington, VA 22209

Re:	First NLC Securitization, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed April 11, 2006
	File No. 333-132277

Dear Mr. Hendrix,

      We have reviewed your responses to the comments in our letter dated April 4, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus Supplement 1

Attributes of the Assets, page S-47
1. While we note the revisions you have made in response to comment 7 of our letter dated April 4, 2006, it appears that you intend to provide delinquency information only with respect to assets that are
30 or 60 days delinquent. Refer to Items 1111(c) and 1100(b) of Regulation AB and revise your form disclosure to indicate that you will provide delinquency information in 30 or 31 day increments through charge-off. Alternatively, you may confirm that the asset pool would never include assets more than 60 days delinquent as of the cut-off date.

Base Prospectus

Payments of Interest, page 36
2. While we note the revisions you have made in response to comment 9 of our letter dated April 4, 2006, the language you have added to this section does not appear to list all indices you may use to determine interest payments on the securities, but rather explains generally the nature of the types of indices you may use. Accordingly, either revise to list all possible indices that may be used to determine interest payments on the securities or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a stock or commodities index.

Credit Enhancement, page 69
3. While we note your response to comment 11 of our letter dated April 4, 2006, it does not appear that your analysis covers all of the implications of having the same credit support being used by multiple trusts and the risk that one trust would exhaust the credit support intended for a separate trust.  In this regard, we note that
while the example you provide relates only to buying one large insurance policy to cover multiple trusts instead of buying several separate policies at a higher cost, it appears that this feature might also allow separate trusts to share other forms of credit enhancement. For example, might a spread account funded by the proceeds of one offering be used to cover the shortfalls of a
separate trust?    Please either remove this feature from your
filing
or provide us with a comprehensive list of all possible forms of credit enhancement that may be shared among trusts and explain how each form would be shared among trusts and how such mechanics have been used in the past.

Delivery of Additional Assets, page 76
4. Your response to comment 12 of our letter dated April 4, 2006 indicates that the only situations in which additional assets would be added to the trust subsequent to the cut-off date would be in the case of a breach of a representation or warranty or if a prefunding account was used. As the disclosure in this section seems to indicate that assets may be added to the pool subsequent to the cut-off date and not in connection with a prefunding account, please confirm that this disclosure relates only to the situation where assets would be substituted in the case of a breach of representation or warranty.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
		Branch Chief-Legal


cc:	Via Facsimile (202) 778-2201
	Mr. Jack Molenkamp, Esq.
	Hunton & Williams LLP
	Telephone: (202) 955-1959




Mr. Richard Hendrix
First NLC Securitization, Inc.
April 26, 2006
Page 1